UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________________

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

October 13, 2016
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT I, Inc.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

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6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(949) 417-6500
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
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Common Stock
(Title of each class of securities issued pursuant to Regulation A)
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Item 9        Other Events
Minimum Offering Amount Raised
We have raised the minimum offering amount of $2,000,000. As of October 11, 2016, we have sold approximately $8,100,000 of shares of common stock.
Modification of Subscription Agreement
The Subscription Agreement has been updated to include new subscription instructions. Attached is the new Subscription Agreement which will replace the Subscription Agreement originally attached as Exhibit 4.
Additional selling group member disclosure events under Rule 262 of Regulation A
In order to comply with the requirements of Rule 262(d) of Regulation A, we are required to inform potential investors of state sanctions on the following additional current or potential selling group member.
Cynthia Couyoumjian (CRD #1456630) (“Couyoumjian”), associated with IFG, is subject to the following final orders:
On November 30, 2006, Illinois Secretary of State Securities Department (the “IL Department”) issued a Summary Order of Denial with respect to Couyoumjian’s application for registration as a salesperson in the State of Illinois (the “Couyoumjian IL Order”). The Couyoumjian IL Order was based on findings made by the National Association of Securities Dealers (“NASD,” the predecessor to FINRA) and a subsequent Letter of Acceptance, Waiver and Consent (the “Couyoumjian AWC”) that was entered on January 4, 2006. The findings included in the Couyoumjian AWC included that Couyoumjian violated NASD Conduct Rules related to the dissemination of advertising and sales literature, and that such advertising and sales literature omitted material information, and that such communications also contained exaggerated, unwarranted or misleading statements or claims. The IL Department denied Couyoumjian’s application for registration as a salesperson in the State of Illinois pursuant to Section 8.E(1)(j) of the Illinois Securities Act which provides that registration may be denied if the Secretary of State finds that such salesperson has been suspended by certain organizations, including NASD, and pursuant to the Couyoumjian AWC, Couyoumjian was suspended from associating with any NASD member firm for a period of 31 calendar days. Pursuant to the Couyoumjian IL Order, Couyoumjian is not permitted to sell securities in the State of Illinois.
On May 16, 2007, the Ohio Division of Securities (the “OH Division”) issued a Final Order Denying Application for Securities Salesperson License with respect to Couyoumjian’s securities salesperson license application, following the issuance of a Notice of Intent to Deny Application for Securities Salesperson License on May 24, 2006 and a subsequent hearing on September 19, 2006 (collectively, the “Couyoumjian OH Order”). The Couyoumjian OH Order was based on findings that Couyoumjian was not of “good business repute” as that term is used in Ohio Administrative Code Rule 1301:6-3-19(D)(2), (7) and (9) and Ohio Revised Code section 1707.19(A)(1), due to (A) a complaint filed with FINRA which alleged that Couyoumjian breached her fiduciary duty, was negligent, made fraudulent misrepresentations and omissions and made unsuitable recommendations in the sale of an annuity and (B) the Couyoumjian AWC. Pursuant to the Couyoumjian OH Order, Couyoumjian is not permitted to sell securities in the State of Ohio.
Financial Statements and Exhibits of Properties Acquired
The statements of revenues and certain expenses for the year ended December 31, 2015 (audited) and the period ended July 31, 2016 (unaudited) are now available for Alpha Mill Apartments and Westside Apartments. These statements are included as Exhibit 15.5 and Exhibit 15.6.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COTTONWOOD MULTIFAMILY REIT I, INC.

By:      /s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

By:      /s/ Susan Hallenberg
Susan Hallenberg, Chief Financial Officer
Dated: October 13, 2016
EXHIBITS

Exhibit 15.5	Alpha Mill Apartments Statement of Revenues and Certain Expenses for the Year Ended December 31, 2015 (Audited) and the Period Ended July 31, 2016 (Unaudited)
Exhibit 15.6	Westside Apartments Statement of Revenues and Certain Expenses for the Year Ended December 31, 2015 (Audited) and the Period Ended July 31, 2016 (Unaudited)